Fairholme Funds, Inc.
4400 Biscayne Blvd., 9th Floor
Miami, FL 33137

September 26, 2011

VIA EDGAR TRANSMISSION

Chad D. Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the "Company") File Nos.: 333-88517 and 811-09607

Dear Mr. Eskildsen:

This letter contains the Company's response to your follow-up inquiry of September 16, 2011 with respect to the Company's previous responses to your comments concerning the Company's Annual Report, dated November 30, 2010, and Semi-Annual Report, dated May 31, 2011.  For your convenience, your follow-up inquiry is set forth below in bold typeface and is followed immediately by the Company's response.

SEC Staff Comment:  Please confirm whether the Company's Board of Directors has been informed or will be informed of the SEC staff's comments concerning the Company's Annual and Semi-Annual Reports and the Company's responses thereto.

Response:  The Company's Board of Directors will be informed of the SEC staff's comments concerning the Company's Annual and Semi-Annual Reports and the Company's responses thereto at an upcoming Board meeting scheduled for October 17, 2011.

* * * * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Paul M. Miller
Paul M. Miller

cc:	Paul R. Thomson, CCO

SK 22146 0003 1229388